



Posted by **Annette M. Cumming** • 5/31/2022

BTP Automation
354 followers
3d •

Long gone are the days when the only way you could invest in a startup company was to have a very big checkbook or know someone who knows someone else who can get you in the door.

BTP Automation is excited to announce our next round of funding through a Community Round campaign on the Wefunder platform. You can read all about us on our campaign page https://lnkd.in/gdMm2JyU.

We hope you will join us to take hotel sourcing to the next level and Change The Way We Work.
#startup #investment #community #funding #automation

BTPAUTOMATION
Let's Change the Way We Work.
Hotel Sourcing Performance through Adaptive, Data-Driven Technology

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